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                                                                       EXHIBIT 8

                   [LETTERHEAD OF PRICEWATERHOUSECOOPERS LLP]

July 9, 2002

Mr. Flake Oakley
Chief Financial Officer
The Colonial BancGroup, Inc.
P.O. Box 1109
Montgomery, AL  36101

Dear Mr. Oakley:

For valid business reasons, Palm Beach National Holding Company (Acquired Corporation) and The Colonial BancGroup, Inc. (BancGroup) have entered into an Agreement and Plan of Merger (Agreement) on May 28, 2002. Pursuant to your request, our letter addresses the income tax consequences of the proposed transaction as outlined below. We will address whether the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986 (I.R.C.). We will also address certain additional federal income tax consequences to Acquired Corporation, BancGroup, and shareholders. This letter is not a comprehensive analysis of the income tax consequences to Acquired Corporation shareholders. Acquired Corporation shareholders should consult their own tax advisors regarding the income tax consequences of the merger. Capitalized terms not otherwise defined herein have the meaning set forth in the Agreement.

Background

Acquired Corporation operates as a holding company for its wholly owned subsidiary, Palm Beach National Bank & Trust Company (Bank), with its principal office in Palm Beach, Florida. BancGroup, a Delaware corporation, is a bank holding company with a wholly-owned subsidiary, Colonial Bank. Colonial Bank currently operates in Alabama, Florida, Georgia, Nevada, Tennessee and Texas.

Certain Terms of the Merger

At the effective date of the merger, Acquired Corporation will merge with and into BancGroup, with BancGroup as the surviving corporation. Pursuant to the terms of the Agreement, each share of common stock of Acquired Corporation outstanding and held by Acquired Corporation's shareholders other than shares held by shareholders who perfect their dissenter's rights, will be converted, by operation of law and without any action on the part of the parties or the holders thereof, into the number of shares that shall equal $50.00 divided by the Market Value of BancGroup Common Stock (calculated out to four decimal places), provided that the Market Value for BancGroup is not less than

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$14.00 per share nor greater than $17.50 per share. If the Market Value is less than $14.00, then each share of Acquired Corporation Stock outstanding at the Effective Date shall be converted into 3.5714 shares of BancGroup Common Stock. If the Market Value is greater than $17.50, then each share of Acquired Corporation Stock shall be converted into 2.8572 shares of BancGroup Common Stock.

On the Effective Date and as a result of the merger, BancGroup will assume all of the outstanding options of Acquired Corporation, whether or not vested or exercisable. Of the 466,017 outstanding Acquired Corporation options, 50,000 will expire pursuant to their own terms in the merger. Each such option will cease to represent a right to acquire Acquired Corporation common stock and will, instead, represent a right to acquire BancGroup common stock on substantially the same terms applicable to the Acquired Corporation Options except as specified in the agreement. In lieu of the conversion, each holder of outstanding options of Acquired Corporation may also provide written notice to Acquired Corporation that he or she wishes to exchange such options for cash.

No fractional shares of BancGroup common stock will be issued. Rather, each holder of shares of Acquired Corporation stock having a fractional interest arising upon the conversion of such shares into shares of BancGroup Common Stock shall, at the time of surrender of the certificates previously representing Acquired Corporation stock, be paid by BancGroup an amount in cash equal to the Market Value of such fractional share. Any shareholder of Acquired Corporation who does not vote in favor of the Agreement and who complies with certain procedures relating to the rights of dissenting shareholders will be entitled to receive payment for the fair value of his or her Acquired Corporation stock.

BancGroup and Acquired Corporation anticipate that, on or after the Effective Date, the Bank may merge with and into Colonial Bank. The timing and structure of the subsidiary bank merger have not been finalized. The subsidiary merger will commence at the discretion of BancGroup with full cooperation of Acquired Corporation.

Representations of Parties

o BancGroup and Acquired Corporation intend that the merger will qualify for federal income tax purposes as a "reorganization" within the meaning of I.R.C. Section 368(a)(1)(A).

o The fair market value of the BancGroup stock received by each shareholder of Acquired Corporation pursuant to the terms of the Agreement will be approximately equal to the fair market value of Acquired Corporation stock surrendered in the exchange. The terms of the Agreement are the result of arm's-length negotiations between unrelated parties.

o Acquired Corporation has no knowledge of any plan or intention on the part of any shareholders of Acquired Corporation to sell or otherwise dispose of any BancGroup



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     Common Stock received in the transaction to BancGroup or to any parties related to BancGroup.

o BancGroup has no plan or intention to reacquire any of its stock issued in the transaction.

o BancGroup has no plan to sell or otherwise dispose of any of the assets of Acquired Corporation, subsequent to the Merger, except for dispositions made in the ordinary course of business or transfers described in I.R.C.
     Section 368(a)(2)(c).

o The liabilities of Acquired Corporation assumed by BancGroup and the liabilities to which the transferred assets of Acquired Corporation are subject were incurred by Acquired Corporation in the ordinary course of business.

o Following the merger, BancGroup will continue the historic business of Acquired Corporation or use a significant portion of Acquired Corporation's historic business assets in a business.

o Acquired Corporation and BancGroup will pay their respective expenses, if any, incurred in connection with the transaction, except that BancGroup shall bear and pay the filing fees payable in connection with the Registration Statement and printing costs incurred in connection with the printing of the Registration Statement.

o There is no intercorporate indebtedness existing between Acquired Corporation and BancGroup that was issued, acquired, or will be settled at a discount.

o No two parties to the transaction are investment companies as defined in I.R.C. Section 368(a)(2)(f)(iii) and (iv).

o Acquired Corporation is not under the jurisdiction of a court in a title 11 or similar case within the meaning of I.R.C. Section 368(a)(3)(A).

o No part of the consideration received by the Acquired Corporation shareholders will be received by them in their capacity as debtor, creditor, employee, or any way other than as shareholder.

o The fair market value of the assets of Acquired Corporation transferred to BancGroup will equal or exceed the sum of the liabilities assumed by BancGroup plus the amount of liabilities, if any, to which the assets transferred are subject.

o At the time of the merger, Acquired Corporation will not have outstanding any warrants, options, convertible securities, or any other right pursuant to which any person could acquire stock in Acquired Corporation that, if exercised or converted, would affect BancGroup's acquisition or retention of control of target, as defined in I.R.C. Section 368(c)(1).

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o    The Merger will be consummated in compliance with the material terms of the
     Agreement and none of the material terms and conditions therein have been waived or modified and BancGroup has no plan or intention to waive or modify any such material condition.

o The facts relating to the Merger, which facts are described in the Proxy Statement/Prospectus, are true, correct, and complete in all material respects.

o Consideration other than common stock in BancGroup will represent no more than fifty (50) percent of the total consideration paid to the Acquired Corporation shareholders pursuant to the transaction.

Tax Consequences to Acquired Corporation and BancGroup

The merger of Acquired Corporation with and into BancGroup will constitute a merger within the meaning of I.R.C. Section 368(a)(1)(A), provided that the merger qualifies as a statutory merger pursuant to state law. Acquired Corporation and BancGroup will each be "a party to the reorganization" within the meaning of I.R.C. Section 368(b) of the Code. Based upon I.R.C. Sections 357(a) and 361(a), Acquired Corporation will recognize no gain or loss when it transfers its assets to BancGroup in a constructive exchange solely for BancGroup's stock and the assumption of Acquired Corporation's liabilities by BancGroup. Acquired Corporation will also not recognize any gain or loss upon the receipt of cash in the exchange since Acquired Corporation will be merging out of existence and it will not retain any of the consideration paid by BancGroup in the merger as part of the plan of reorganization under I.R.C.
Section 361(b).

Treasury Regulation (Reg.) Section 1.368-1(e) requires a continuity of interest to be maintained in Acquired Corporation such that a substantial part of the value of the proprietary interests in Acquired Corporation is preserved in the reorganization. A proprietary interest is preserved if it is exchanged for a proprietary interest in BancGroup, it is exchanged by BancGroup for a direct interest in Acquired Corporation, or it otherwise continues as a proprietary interest in Acquired Corporation. Further, a proprietary interest will be maintained if there is a continuing interest through stock ownership in BancGroup on the part of the former shareholders of the Acquired Corporation which is equal in value, as of the effective date of the reorganization, to at least 50% of the value of all the formerly outstanding stock of the Acquired Corporation as of the same date.

Pursuant to I.R.C. Section 1032, no gain or loss will be recognized by BancGroup upon the acquisition by BancGroup of the assets of Acquired Corporation in exchange for BancGroup common stock and the assumption of Acquired Corporation's liabilities. BancGroup's basis in the assets acquired in the transaction will be equal to the basis of the assets in the hands of Acquired Corporation immediately before the transaction under I.R.C. Section 362(b). I.R.C. Section 1223(2) provides that BancGroup's holding period

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for each Acquired Corporation asset received in the merger will include the period during which the asset was held by Acquired Corporation immediately before the transaction.

Pursuant to I.R.C. Section 381(a), BancGroup will succeed to and take into account the items of Acquired Corporation described in I.R.C. Section 381(c), subject to the conditions and limitations of I.R.C. Sections 381, 382, 383, 384, and 1502 and the regulations thereunder. BancGroup will succeed to and take into account the earnings and profits, or deficit in earnings and profits, of Acquired Corporation as provided by I.R.C. Section 381(c)(2) and Section 1.381(c)(2)-1 of the Regulations.

Tax Consequences to Acquired Corporation Shareholders

I.R.C. Section 354 states that a shareholder who receives solely BancGroup common stock in exchange for Acquired Corporation common stock will recognize no gain or loss on the exchange. However, I.R.C Section 356(a)(1) provides that if a shareholder receives cash in exchange for fractional shares, gain or loss must be recognized. I.R.C. Section 358 provides that the shareholder's tax basis in the BancGroup common stock received in the exchange will be the same as the basis of the Acquired Corporation common stock surrendered, decreased by the amount of cash (if any) received by the shareholder and increased by the amount of gain (if any) recognized in the exchange. I.R.C. Section 1223 provides that such shareholder will include the period during which Acquired Corporation stock was held in his holding period for the BancGroup common stock received in the exchange.

The payment of cash in lieu of fractional shares of BancGroup common stock will be treated as if the fractional shares were issued as part of the exchange and then redeemed by BancGroup. These cash payments will be treated as having been received as distributions in full payment in exchange for the stock redeemed as provided in I.R.C. Section 302(a). Generally, any gain or loss recognized upon such exchange will be capital gain or loss, provided the fractional share constitutes a capital asset in the hands of the exchanging shareholder. The shareholders will recognize capital gain or loss equal to the difference between the cash received and the basis of the fractional share interest that would have been issued.

No gain or loss will be recognized by Acquired Corporation optionholders on the assumption and conversion of Acquired Corporation Options into options to acquire BancGroup common stock under I.R.C. Section 354. If an optionholder chooses to receive cash in exchange for his or her outstanding options of Acquired Corporation, ordinary income, to the extent of gain realized, must be recognized by the optionee pursuant to Reg. Section 1.421-6(d)(3). Also, upon payment of cash in exchange for outstanding Acquired Corporation Options, Acquiring Corporation may deduct the amount of gain recognized by former optionees as an ordinary and necessary business expense under I.R.C. Section 162.

Holders of shares of Acquired Corporation common stock who receive cash upon the


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exercise of any appraisal rights will be subject to a taxable transaction for federal income tax purposes. Such a shareholder will recognize gain or loss measured by the difference between the tax basis for his or her shares and the amount of cash received pursuant to I.R.C. Section 1012 (unless the receipt of cash is treated as a dividend, as described below).

In certain circumstances, the receipt of solely cash by an Acquired Corporation shareholder could be treated as a dividend under I.R.C. Section 302(a) (to the extent of the shareholder's ratable share of applicable earnings and profits) if the shareholder constructively owns shares of Acquired Corporation common stock that are exchanged for BancGroup common stock in the Merger. Generally, a shareholder constructively owns stock that is owned by members of the shareholder's family, and by certain controlled or related partnerships, estates, trusts and corporations, pursuant to the constructive ownership rules of I.R.C. Section 318, as well as any shares that the shareholder has an option to acquire.

The receipt of solely cash by an Acquired Corporation shareholder in exchange for his stock will not be treated as a dividend if such exchange or receipt results in a meaningful reduction or a substantially disproportionate reduction in the shareholder's ownership interest or results in a complete termination of the shareholder's interest, taking into account, in each case, the constructive ownership rules described above. A complete termination of a shareholder's interest will occur if, after the receipt of cash in exchange for stock, the shareholder owns no shares of stock in BancGroup. Thus, a shareholder who receives solely cash for all of the stock actually owned by him will generally qualify for capital gain treatment under the complete termination test if none of the shares constructively owned by him are exchanged in the merger for BancGroup common stock and the shareholder does not otherwise own, actually or constructively, any shares of BancGroup common stock after the merger.

Where the complete termination of interest test is not satisfied with respect to a particular shareholder (because, for example, Acquired Corporation shares owned by a related party are exchanged for BancGroup common stock in the merger), that shareholder will nonetheless generally be entitled to capital gain treatment if the receipt of cash in exchange for his shares results in a "substantially disproportionate" reduction or a "meaningful" reduction in his ownership interest. I.R.C. Section 302 provides that a shareholder's reduction in ownership interest should normally be "substantially disproportionate," and capital gain treatment should normally result, if (1) the shareholder owns less than 50% of the total combined voting power of all classes of stock immediately after the merger, and (2) the shareholder's proportionate stock interest in BancGroup immediately after the merger is 20% or more below what his proportionate interest in BancGroup would have been if he had received solely BancGroup Common Stock in the merger.

Acquired Corporation shareholders who constructively own stock in Acquired Corporation should consult a tax advisor regarding the characterization of cash payments received in the reorganization in exchange for Acquired Corporation stock as either capital gain income or dividend income.

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Continuity of Business Enterprise

In order for a transaction to qualify as a tax-free reorganization under I.R.C.
Section 368, certain judicial requirements must also be satisfied. These judicial requirements are business purpose, continuity of business enterprise, and continuity of interest. These judicial requirements have been developed through case law over the years and have been adopted in the Treasury Regulations under I.R.C. Section 368.

The continuity of business enterprise requirement ("COBE") is set forth in Internal Revenue Service regulations. These regulations require BancGroup or a member of BancGroup's qualified group (as defined in Treas. Reg. Section 1.368-1(d)(4)) either to (i) continue a significant line of Acquired Corporation's historic business or (ii) use a significant portion of Acquired Corporation's historic business assets in a business. Generally, COBE should be satisfied if BancGroup continues a business of Acquired Corporation worth at least one-third of Acquired Corporation's total value or uses business assets worth at least one-third of Acquired Corporation's total value in a business.

Summary

The merger of BancGroup and Acquired Corporation will qualify as a tax-free reorganization within the meaning of I.R.C. Section 368(a)(1)(A). BancGroup's basis in Acquired Corporation's assets will be the same as Acquired Corporation's basis in its assets before the merger. Acquired Corporation shareholders will retain a substituted basis in the shares of BancGroup stock received in the merger decreased by the amount of cash received and increased by the amount of gain recognized in the transaction. The only taxable consequences will be to those shareholders who receive cash in lieu of fractional shares, in exchange for options of Acquired Corporation, or solely cash in the exchange upon perfecting their dissenter's rights. Shareholders receiving cash must examine their actual and constructive ownership of Acquired Corporation and BancGroup stock for purposes of determining the tax consequences of the cash payments.

Caveat
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In rendering our opinion, we have relied upon (i) the Agreement; (ii) the representations given by the parties, which are listed in the "Representations of Parties" sections; and (iii) such other documents as we have deemed necessary or appropriate. We have assumed the genuiness of all signatures, the legal capacity of all natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified, conformed or photostatic copies, and the authenticity of the originals of such copies. We have also assumed that the Agreement reflects all the material facts relating to Acquired Corporation, Bank,

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BancGroup, and Colonial Bank. Our opinion is expressly conditioned on, among other things, the accuracy as of the date hereof, and the continuing accuracy, of all such facts and representations. If any of the representations incorporated herein are incorrect in whole or in part, or if the terms of the Agreement are altered before consummation of the Acquisition, such inaccuracies or alterations may have a material effect upon our opinion expressed in this letter.

The foregoing opinion addresses only the items set forth herein and therefore, no tax opinion is hereby expressed regarding any other federal, state, local, or other tax issues or about any other matter not specifically mentioned herein.

Our opinion is based on the relevant provisions of the Internal Revenue Code of 1986, as amended, the regulations thereunder, and the judicial and administrative interpretations thereof. There are no assurances that the conclusions reached herein will be accepted by the Internal Revenue Service or judicial authorities if challenged. Any legislative, regulatory, administrative, or judicial decisions subsequent to the date of this opinion may have an impact on the validity of our conclusions. Unless you specifically request otherwise, we will not update our opinion for changes to the law, regulations, or the judicial and administrative interpretations thereof.

This opinion is being furnished only to you in connection with the Merger and solely for your benefit in connection therewith and may not be used or relied on for any other purpose (other than inclusion in the Proxy and Joint Disclosure Statement to be distributed to the shareholders of the various parties to the reorganization) and may not be circulated, quoted, or otherwise referred to for any other purpose without our express written consent.

If you have any questions or comments, please call Thomas Lee at (813) 218-4121, Kurt Hopper at (205) 250-8525, or Brian Hydrick at (205) 250-8556.

Very truly yours,

/s/ PricewaterhouseCoopers LLP
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PricewaterhouseCoopers LLP